UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

Commission File Number 001-37593

BORQS TECHNOLOGIES, INC.
(Translation of registrant’s name into English)

Building B23-A, Universal Business Park No. 10 Jiuxianqiao Road Chaoyang District, Beijing 100015, China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously reported on a Current Report on Form 6-K filed on November 19, 2019 by Borqs Technologies, Inc. (the “Company”), the Company appealed the determination by the Staff of the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) to delist the Company’s securities from Nasdaq on the grounds that the Company is not in compliance with Nasdaq Listing Rule 5250(c)(1) because it did not file its Annual Report on Form 20-F for the fiscal year ended December 31, 2018 (the “Form 20-F”) by November 11, 2019, the extended deadline previously approved by the Staff for filing such report. On November 21, 2019, The Nasdaq Hearings Panel (the “Panel”) granted the Company a hearing to appeal Staff’s determination, and on December 19, 2019 the Company attended the hearing before the Panel.

On January 9, 2020, the Panel issued its decision (“Decision”) to grant the Company’s request for continued listing on Nasdaq, subject to the conditions that: (i) on or before January 23, 2020, the Company shall have informed the Panel that the Company’s independent auditor has completed its audit of the Company’s financial statements for fiscal year 2018; and (ii) on or before March 1, 2020, the Company shall have filed with the Securities and Exchange Commission the Form 20-F and regained compliance with Nasdaq Listing Rule 5250(c)(1). As a result of the Decision, during the exception period the Company’s ordinary shares will continue to trade on Nasdaq under symbol “BRQS”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BORQS TECHNOLOGIES INC.
(registrant)

Dated: January 15, 2020	By:	/s/ Anthony K. Chan
Anthony K. Chan
Chief Financial Officer